[redacted]

SECI 11023504 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11300 TOMAHAWK CREEK PARKWAY, SUITE 240
(No. and Street)

LEAWOOD (City) KANSAS (State) 66211-2670 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR C. PETERSON (913) 648-1881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINS & HAAKE, LLC
(Name – *if individual, state last, first, middle name*)

11900 COLLEGE BLVD., SUITE 310, OVERLAND PARK, KS 66210
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARTHUR C. PETERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASSIST INVESTMENT MANAGEMENT COMPANY, INC., as of SEPTEMBER 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

PATRICIA A. PETERSON
NOTARY PUBLIC STATE OF KANSAS
My Appt. Exp. 9/8/2014

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hutchins & Haake, LLC
Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Assist Investment Management Company, Inc.
Leawood, Kansas

We have audited the accompanying statements of financial condition of Assist Investment Management Company, Inc., as of September 30, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of aggregate indebtedness, and computation of basic net capital requirements, pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Assist Investment Management Company, Inc. as of September 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

October 14, 2011
Overland Park, Kansas

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Financial Condition
September 30, 2011 and 2010

ASSETS	2011	2010
Current assets		
Cash and cash equivalents	$ 223,158	$ 213,787
Cash deposit with clearing organization	10,736	10,736
Commissions receivable	680	6,795
Prepaid expenses	3,633	3,938
Total current assets	238,207	235,256
Office furniture and equipment	98,575	98,575
Less accumulated depreciation	78,901	72,397
Net office furniture and equipment	19,674	26,178
Other assets-security deposits	4,459	4,959
Total assets	$ 262,340	$ 266,393

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Commissions and accounts payable	$ 28,396	$ 31,651
Payroll taxes payable	12,824	10,677
Total current liabilities	41,220	42,328
Stockholders' equity		
Common stock, no par value		
Class A, 100,000 shares authorized; 92,197 shares issued; 66,341 shares outstanding	364,825	364,825
Classes B and C, 100,000 shares each authorized; no shares issued	-	-
Retained earnings (deficit)	(87,643)	(84,698)
	277,182	280,127
Less treasury stock, at cost (25,856 shares)	(56,062)	(56,062)
Total stockholders' equity	221,120	224,065
Total liabilities and stockholders' equity	$ 262,340	$ 266,393

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Income
For the Years Ended September 30, 2011 and 2010

	2011	2010
Revenue		
Commissions income	$1,430,030	$1,359,522
Other income	28,525	31,022
Total revenue	1,458,555	1,390,544
Expenses		
Commission expense	891,600	811,621
Salaries	267,300	286,800
Payroll taxes	41,118	41,567
Employee benefits	24,786	24,391
Rent	62,810	63,186
Telephone	24,831	25,196
Travel and entertainment	5,204	2,871
Processing and ticket charges	65,947	67,928
Professional fees	21,512	25,697
Printing and office	16,670	15,354
License and permits	20,129	20,240
Insurance	9,094	11,579
Utilities	4,615	4,666
Depreciation	6,504	6,504
Total expenses	1,462,120	1,407,600
Operating loss	(3,565)	(17,056)
Investment income	620	792
Loss before income taxes	(2,945)	(16,264)
Provision for income taxes	-	-
Net loss	$ (2,945)	$ (16,264)

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended September 30, 2011 and 2010

	Common Stock	Treasury Stock	Retained Earnings (Deficit)	Total
Balance at September 30, 2009	$ 364,825	$ (56,062)	$ (68,434)	$ 240,329
Net loss	-	-	(16,264)	(16,264)
Balance at September 30, 2010	364,825	(56,062)	(84,698)	224,065
Net loss	-	-	(2,945)	(2,945)
Balance at September 30, 2011	$ 364,825	$ (56,062)	$ (87,643)	$ 221,120

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Statements of Cash Flows
For the Years Ended September 30, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net loss	$ (2,945)	$ (16,264)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation	6,504	6,503
Change in operating assets and liabilities		
Accounts receivable	6,115	(2,681)
Prepaid expenses	305	1,958
Income tax receivable or payable	-	1,062
Commissions and accounts payable	(3,255)	(1,719)
Accrued expenses	2,147	(370)
Net cash provided (used) by operating activities	8,871	(11,511)
Cash flows from investing activities		
Decrease in security deposits	500	-
Net cash provided by investing activities	500	-
Net increase (decrease) in cash and cash equivalents	9,371	(11,511)
Cash and cash equivalents		
Beginning	213,787	225,298
Ending	$ 223,158	$ 213,787

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Notes to Financial Statements
September 30, 2011 and 2010

Note 1 – Summary of Significant Accounting Policies

A. ***Description of Business***
Assist Investment Management Company, Inc. (the Company), incorporated in the State of Kansas in 1993, is a broker-dealer registered with the Securities and Exchange Commission, having all customer transactions cleared through another broker-dealer on a fully disclosed basis. It maintains offices in Kansas, Nebraska and Illinois and its client base is largely located in this market area. The Company is a member of FINRA, MSRB and SIPC.

B. ***Cash Equivalents***
The Company includes money market accounts as a cash equivalent investment.

C. ***Receivables***
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Office Furniture and Equipment***
Office furniture and equipment are recorded at cost. Depreciation is computed using the straight line method for financial statement purposes and accelerated methods for tax returns. When differences between accelerated methods utilized for tax returns in a given year do not vary materially from straight-line depreciation, financial statement depreciation has been conformed to the amounts used in preparing tax returns. The useful lives of the related assets are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

E. ***Income Taxes***
The Company utilizes separate determinations of depreciation for tax return as opposed to financial statement preparation, as it has expensed (as depreciation) certain equipment purchases in 2009 for tax reporting purposes and has depreciated those assets within its financial statements in the year of purchase and succeeding years. In the year ending September 30, 2009, tax depreciation exceeded financial statement expense by $16,934 and in the years ending September 30, 2011 and 2010, financial statement depreciation has exceeded that reflected in tax returns by $3,020 and $1,144, respectively. Also, the Company generated net operating losses for tax return purposes of $29,712 in 2009 and $8,512 in 2010, against which tax return income of $4,711 in 2011 has been offset, leaving an operating loss carry-forward, available to offset future tax return income, in the amount of $33,513. Such carry-forward loss would expire, if not utilized, in 2029 and 2030. A capital loss generated in 2009, amounting to $4,650, will expire in 2014 if not utilized earlier. The Company has elected to record no deferred tax effects for these differences between financial statement and income tax reporting because the net potential benefits are not assured.

Note 1 – Summary of Significant Accounting Policies *(continued)*

F. ***Use of Estimates***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. ***Securities Transactions***
Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Had these transactions been recorded on a trade date basis, the effect on the accompanying financial statements would not have been significant.

H. ***Prepaid Expenses***
The cost of registration and regulator fees are allocated and expensed ratably over the period to which those fees apply.

Note 2 – Cash on Deposit With Clearing Broker

On September 30, 2011 and 2010, cash balances of $10,736 were on deposit with the Company's clearing broker and are maintained as collateral for customers' open security transactions.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At September 30, 2011, the Company had net capital of $193,354, which was $188,354 in excess of its required net capital of $5,000.

Note 4 – Lease Commitment

The Company conducts operations in Kansas, Nebraska and Illinois and leases premises for each of these offices. The annual minimum future rental payments (excluding operating expense which may vary from year to year) are as follows:

Note 4 – Lease Commitment *(continued)*

Year ending September 30	
2012	$ 61,390
2013	35,856
2014	7,706

Rent expense for the years ending September 30, 2011 and 2010 were $62,810 and $63,186, respectively.

Note 5 – Employee Benefit Plans

The Company has an employee welfare plan providing health insurance for the participants. Premiums paid under the plan were $11,657 and $10,906 for the years ended September 30, 2011 and 2010, respectively. The Company adopted a Simple IRA plan effective January 1, 2000. The Company's contributions for the years ended September 30, 2011 and 2010 were $13,129 and $13,485, respectively.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through October 14, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

September 30, 2011

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of September 30, 2011

Net capital	
Total stockholders' equity at September 30, 2011	$ 221,120
Less ownership equity not allowable for net capital	
Plant and equipment, net	(19,674)
Prepaid expense, deposit and other receivable	(3,633)
Deposits	(4,459)
Net capital	$ 193,354
Aggregate indebtedness	
Total aggregate indebtedness	$ 41,220
Computation of basic net capital requirements	
Minimum net capital required	$ 5,000
Excess of net capital	$ 188,354
Ratio: aggregate indebtedness to net capital	.213 to 1

Reconciliation with Company's Computation

There are no material differences from the computation of net capital in the FOCUS Form Part II A for September 30, 2011 filed October 6, 2011.

Hutchins & Haake, LLC
Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders
Assist Investment Management Company, Inc.
Leawood, Kansas

In planning and performing our audit of the financial statements of Assist Investment Management Company, Inc. for the year ended September 30, 2011, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL
*(continued)***

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

October 14, 2011
Overland Park, Kansas

Hutchins & Haake, LLC
Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON AGREED-UPON PROCEDURES PERFORMED RELATIVE TO FORM SIPC-7

The Board of Directors and Stockholders
Assist Investment Management Company, Inc.
Leawood, Kansas

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Assist Investment Management Company, Inc. (the Company) and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no difference.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011 to the amounts reported on Form SIPC-7 for the year ended September 30, 2011, and noted no differences.
3. Noted there were no adjustments reported in Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and its supporting schedules and work papers, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters may have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

October 14, 2011
Overland Park, Kansas

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046447 FINRA SEP
ASSIST INVESTMENT MANAGEMENT CO INC
ATTN: ARTHUR C PETERSON
11300 TOMAHAWK CREEK PKWY SUITE 240
LEAWOOD KS 66211-2610

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Arthur Peterson 913-648-1881

2. A. General Assessment (item 2e from page 2) $654
   B. Less payment made with SIPC-6 filed (exclude interest) (320)
      04/12/2011
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 334
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $334
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $334
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ASSIST INVESTMENT MANAGEMENT CO., INC.
(Name of Corporation, Partnership or other organization)

Arthur C. Peterson
(Authorized Signature)

Dated the 2nd day of October, 20 11.

Arthur C. Peterson, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/01, 2010 and ending 9/30, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,459,175
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,110,036
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	52,177
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	35,284
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ *(Deductions in excess of $100,000 require documentation)*	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 174	
Enter the greater of line (i) or (ii)	174
Total deductions	1,197,671
2d. SIPC Net Operating Revenues	$ 261,504
2e. General Assessment @ .0025	$ 654 (to page 1, line 2.A.)